Exhibit 99.2

[LOGO] MITEL

                           MITEL NETWORKS CORPORATION
                                350 Legget Drive
                             Ottawa, Ontario, Canada
                                     K2K 2W7

                                      PROXY

    FOR USE BY SHAREHOLDERS AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON JULY 15, 2004

--------------------------------------------------------------------------------
This Proxy is solicited by and on behalf of the management of Mitel Networks Corporation. If you are unable to attend the Meeting, but wish to be represented,  you  have  the  right  to  appoint  a  person,  who  need not be a shareholder, to attend and vote on your behalf. If you use this form of proxy, but wish to appoint some person other than Dr. Terence H. Matthews or Donald W. Smith as your proxyholder, you must strike out their names and insert the name of that other person in the blank space provided in this Proxy. The proxyholder must attend the Meeting in order to vote on your behalf.
--------------------------------------------------------------------------------

The undersigned holder(s) of shares of MITEL NETWORKS CORPORATION (the "Corporation") hereby appoints Dr. Terence H. Matthews, or failing him, Donald
W.  Smith,  or  instead  of  either  of them,  _____________________________  or
___________________________ as proxy for the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned in respect of all shares of the Corporation registered in the name of the undersigned and in respect of all matters that may come before the Annual and Special Meeting (the "Meeting") of the shareholders of the Corporation to be held on July 15, 2004, and all adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments, and without limiting the generality of the power hereby conferred, the named proxyholders are specifically directed to vote all the shares of the Corporation represented by this proxy as follows:

1. Election of Directors

Election of the following eight directors of the Corporation for a one year term expiring at the next annual meeting of shareholders of the Corporation.


                                    FOR     WITHHOLD                                           FOR      WITHHOLD
Terence H. Matthews                 |_|       |_|             Donald W. Smith                  |_|        |_|
Paul A.N. Butcher                   |_|       |_|             Peter D. Charbonneau             |_|        |_|
Kirk Mandy                          |_|       |_|             Gilbert S. Palter                |_|        |_|
Guthrie Stewart                     |_|       |_|             (Nominee of EdgeStone)
(Nominee of EdgeStone)


2. Appointment of Auditors

Appointment of Deloitte & Touche LLP as Auditors and the authorization of the directors to fix their reumeration as such.


         FOR      |_|                      WITHHOLD |_|

3. By-law No. 1A

Approval of Resolution A to confirm the repeal of the previous by-laws and the enactment of By-law No. 1A as described in the Management Proxy Circular dated June 21, 2004.

         FOR      |_|                      WITHHOLD |_|

AUTHORIZED SIGNATURE(S)
PLEASE SIGN HERE. This section must be completed for your instructions to be executed.

With respect to amendments or variations to the matters identified in the Notice of Meeting accompanying this Proxy, or other matters which may properly come before the Meeting, the undersigned hereby confers discretionary authority on the undersigned's proxyholder to vote as she/he thinks fit.

This Proxy, when properly executed, will be voted in the manner directed above by the undersigned shareholder(s). If the persons named in this Proxy are appointed by the undersigned and no direction is made, they will vote FOR proposals 1, 2, 3 and 4. If someone other than the persons named in this Proxy is appointed and no direction is made, that person may vote at his or her discretion.

The undersigned hereby revokes any proxy previously given to any person. If this Proxy is not dated, it will be deemed to bear the date on which it is mailed or delivered by the Corporation.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY PROMPLTY USING THE ENCLOSED ENVELOPE PROVIDED or by fax to (613) 592-7813 or in person on or before July 13, 2004, being the second business day preceding the date of the Meeting.

DATED this______________ day of _____________________________, 2004.



                      ________________________________________________
                      Name of Shareholder(s)
                      (Please print name exactly as your shares are registered.)


                      ________________________________________________
                      Signature of Shareholder(s) or Authorized Representative



--------------------------------------------------------------------------------
                           NOTES FOR USE OF PROXY FORM

1. You should mark your choice on the matters to be voted upon at the Meeting by checking the appropriate box. If no choice is specified, your shares will be voted FOR the matters to be voted upon at the Meeting.

2. Please sign exactly as your shares are registered. If the shareholder is a corporation, this Proxy must be executed by an authorized person. If the shares are held by joint owners, both owners should sign. If the shares are registered in a partnership, please sign in partnership name by an authorized person. If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered giving full title as such.

3. All shareholders should refer to the accompanying Management Proxy Circular for further information regarding completion and use of this Proxy and information relevant to the Meeting.

4. To be valid, this Proxy must be signed and deposited with the Secretary of the Corporation at 350 Legget Drive, Ottawa, Ontario, Canada K2K 2W7 or by facsimile to (613) 592-7813 on or before 5:00 p.m. (Ottawa time) on July 13, 2004, being the second business day preceding the Meeting. If you send this Proxy by facsimile, do not mail back this Proxy.
--------------------------------------------------------------------------------